Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Preliminary Proxy Statement/Prospectus of Tesoro Logistics LP for the registration of 7,118,289 common units representing limited partner interests, and to the incorporation by reference therein of our reports dated February 24, 2015, with respect to the combined consolidated statements of Tesoro Logistics LP and the effectiveness of internal control over financial reporting of Tesoro Logistics LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

San Antonio, Texas

May 11, 2015